04045434

October 6, 2004

SUPPL

RECEIVED OCT 07 2004 WASH. D.C. 179 PROCESSING SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Afri-Can
Marine
Minerals
Corporation

4444 St-Catherine Street W.
Suite 201
Westmount, Quebec
Canada
H3Z 1R2

Tel.: (514) 846-2133
Fax: (514) 846-1435
E-mail:
info@afri-canmarine.com
Web site:
www.afri-canmarine.com

Attention: **Division of Corporate Finance:**
Office of International Corporate Finance

Reference: **Afri-Can Marine Minerals Corp. SEC Rule 12g3-2(b) Exemption File 82-3329**
(please note that the name of the company (formerly Nora Exploration Inc.) has changed on March 10, 2000)

Sir/Madam,

We trust the enclosed documentation is satisfactory in meeting our company's current reporting requirements. Please find enclosed a copy of:

- our Third Quarter Consolidated Balance Sheets (unaudited); and
- several press releases.

Please note that on May 9, 2003, our head office was changed from 15 Toronto Street, Suite 600, Toronto, Ontario, M5C 2R1 to 4444 Ste-Catherine Street West, Suite 201, Montreal, Quebec, H3Z 1R2.

Kindly direct any comments or questions to the undersigned.

Sincerely,

D. Maschtall, Admin. Assistant

for: Marcel Drapeau,
Corporate Secretary

MD:dm
encls.

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

dw 10/8

September 30, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN MARINE MINERALS CORPORATION TO PROCEED WITH PRIVATE PLACEMENT AGREEMENTS

Afri-Can Marine Minerals Corporation ("Afri-Can") announces that the Corporation will proceed with private placement agreements totalling $750,000.

The private placement will comprise a maximum of 7,500,000 units priced at $ 0.10 per unit. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.15 on or prior to 2 years from the date of closing. The placement is subject to regulatory approval.

Proceeds from the private placement will be used to reduce the working capital deficit of the Corporation and further the development of the Corporation.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of significant mineral properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

September 20, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN MARINE MINERALS CORP. APPOINTS MICHAEL BROWN AS CHAIRMAN OF THE BOARD

Afri-Can Marine Minerals Corp. "Afri-Can" (TSX-V: AFA) is pleased to announce that Michael Brown, President of Capital Markets Advisory and a 30-year veteran of mining finance and analysis, has been appointed as a Director and Chairman of the Board of Afri-Can, effective today. In view of other business commitments, Mr. Chris von Christierson is stepping down as Chairman, but he will remain a Director of Afri-Can.

Before founding Toronto-based Capital Markets Advisory in 2001, Mr. Brown held positions with Macquarie Bank of Australia, as President and CEO of Macquarie North America, and as Vice Chairman. Prior to that, Mr. Brown was a Managing Partner of Investment Banking with Gordon Capital Corporation in Toronto, and was a mining analyst and Managing Director of Research with Deutsche Bank. Mr. Brown is a Chartered Financial Analyst, a Professional Engineer, and holds a B.Sc. degree from the University of Edinburgh and a Master of Business Administration from the University of Western Ontario. He is a director of Crystallex International Corporation and Queenston Mining Inc., and has served as a Governor of the Toronto Stock Exchange.

Mr. Pierre Léveillé, President & CEO of Afri-Can, stated: "Mr. Brown's knowledge, as well as his stature within the mining and financial communities, represent a strong addition to our Board of Directors. His credentials and experience over a 30-year period are ideal for leading Afri-Can as we develop our core business in Namibia and search for exceptional mineral acquisition opportunities." Further to his appointment, Mr. Brown was granted 450,000 stock options exercisable at $0.10 per share until March 24, 2008. The maximum number of listed shares reserved for issuance under the Option plan of the Corporation is limited to 1,200,000 common shares. His appointment and options grant are subject to regulatory approval.

At this time, Mr. Hugh Snyder is retiring as a Director of Afri-Can. The Board of Directors would like to express its appreciation to Mr. Snyder for his dedicated service to the Corporation during the past five years, and wish him well for the future.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of significant mineral properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO / Bernard J. Tourillon, Executive V.P. & CFO
John Stella, Investor Relations

TEL: (514) 846-2133 **FAX:** (514) 846-1435
E-MAIL: info@afri-can.com **WEB SITE:** www.afri-can.com

May 25, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN INTENDS TO ACQUIRE A 70% INTEREST IN A MAJOR COPPER PROJECT IN NAMIBIA WHICH HOSTS IN EXCESS OF 2 BILLION LBS. OF COPPER

Afri-Can Marine Minerals Corp. (the "Corporation"), is pleased to announce that it has signed a letter of intent with Deep South Mining (PTY) Ltd. ("Deep South"), regarding an Option to acquire a 70% undivided interest in a major copper deposit known as "Haib Copper". The Exclusive Prospecting License (EPL # 3140) is located in the south of Namibia near the South African border.

Material terms of the agreement are as follows (all amounts are expressed in Canadian dollars).

To acquire the Option, Afri-Can shall make the following payments:

- A cash payment of $100,000 upon regulatory approval of the agreement;
- A cash payment of $500,000 upon completion of a favorable due diligence within 120 days of regulatory approval.

To exercise its Option, Afri-Can shall incur the following exploration expenses and make the following payments:

- Within 2 years following the completion of the due diligence, the Corporation shall incur expenditures in a minimum of $2 million in exploration activities in order to prepare an updated bankable feasibility study;
- No later than 30 days after the completion of a favorable feasibility study, the Corporation shall issue $5.5 million worth of its common shares to Deep South, at a market discount of 10% and issue 2 million warrants exercisable at a market premium of 30%, exercisable for a period of 3 years;
- Upon completion of the production financing for the project, the Corporation shall make a final cash payment of $5 million;
- Further to the acquisition of 70% by Corporation, Deep South shall have an option to sell its remaining 30% in consideration of a cash payment of $5 million and a 2% net smelter royalty.

The letter of intent is conditional and subject to approval by Canadian and Namibian regulatory authorities.

The Haib Copper deposit is an EPL covering 2,000 sq. km and is located in the Karas region, 8 km from the Orange River in the south of Namibia. Haib is a classic porphyry copper-molybdenum deposit hosted within quartz-felspar porphyry dating back to the Archean age (approximately 2 billion years).

The following information regarding the mineral potential is based on historical mineral resource estimates determined prior to the application of National Instrument 43-101, and was obtained from various technical reports submitted to the Geological Survey of Namibia over the past years.

Since its discovery in 1948, several companies including Falconbrige Limited, Rio Tinto Plc and more recently the Namibian Copper Joint Venture ("NCJV") have conducted extensive exploration programs on the property.

From 1972 to 1975, Rio Tinto drilled 120 holes totaling 45,903 meters and in 1975 a mineral resource estimate and feasibility study was completed. The following results can still be considered today as valid historical estimates of the potential of the deposit (Mt= Millions tons):

Rio Tinto (1975)	Indicated resource	832 Mt at 0.27% Cu
	"	563 Mt at 0.32% Cu
	"	374 Mt at 0.37% Cu

Behre Dolbear ("BDB"), an international mining consultant retained by NCJV in 1997, compiled a block model to estimate a range of Indicated Resources. The results, which must be considered only as historical estimates of the potential of the concession, were as follows: 1,353 Mt at 0.23 % Cu; 739 Mt at 0.29 % Cu; and 244 Mt at 0.37 % Cu (source: BDB and NCJV – 1997).

Both the Rio Tinto and BDB's estimate of Indicated Resources of the higher grade core of the Haib deposit at a grade of 0.37% Cu indicate that this section of the deposit could host more than 2 billion pounds of copper in situ.

As part of the due diligence process, the Corporation will mandate an independent Qualified Person who will prepare a Technical Report on the Haib Copper Project as defined in National Instrument 43-101 in order to ensure that Afri-Can's acquisition of the Haib project is in compliance with National Instrument 43-101.

Pierre Léveillé, President and Chief Executive Officer of Afri-Can, stated: "Haib is a major copper porphyry deposit in an excellent location and its value has been significantly enhanced by the current conditions and future outlook in the copper market. Afri-can looks forward to an aggressive exploration program as we review the economic potential of the deposit. Furthermore, the planned diversification of our holdings in Namibia is beginning to take form and we are convinced that our projects will increase shareholder value and also benefit our Namibian stakeholders."

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major mineral properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian Securities Regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: **www.afri-can.com**

- 30 -

May 21, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

MR. HOWARD MESSIAS IS APPOINTED A DIRECTOR OF AFRI-CAN MARINE MINERALS CORP.

Afri-Can Marine Minerals Corporation is pleased to announce the appointment of Mr. Howard Messias to its Board of Directors effective May 17, 2004. Mr. Messias is currently Chief Financial & Compliance Officer of Brockhouse & Cooper Inc., an international investment dealing and consulting firm located in Montréal. Mr. Messias has a B.Comm and a B.ACC from the University of the Witwatersrand (South Africa) and is a registered Chartered Accountant in both Canada and South Africa. He is also a registered Principal with the National Association of Securities Dealers Inc. (NASD) and the Bourse de Montréal Inc.

Afri-Can is pleased to welcome Mr. Messias as an independent director of Afri-Can. His knowledge and experience in financial matters will be of considerable value to the Company as it advances its objective to become a successful mining exploration company. Further to his nomination, Mr. Messias was also granted 150,000 stock options exercisable at $0.15 until March 24, 2008.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of significant mineral properties in Namibia. The Company's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 **FAX:** (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

SEC Rule 12g3-2(b) Exemption

Afri-Can Marine Minerals Corporation



Unaudited Consolidated Financial Statements

Third Quarter

As at May 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis of the Corporation's financial statements should be read in conjunction with the Consolidated Financial Statements and related notes.

Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Description of operations

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of marine diamond properties. Afri-Can's primary objective is to discover and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 sq. km, thus making Afri-Can's combined interests the largest area of concessions off the coast of Namibia.

The Company is also evaluating the acquisition of onshore diamond projects and other mineral properties where the Company has the ability to add value to such acquisitions. In this regard the Company has a made a conditional offer to acquire an interest in the Gibeon Kimberlite field in south central Namibia.

It is probable that the Gibeon area was drained by the Tsauchab River during the late Cretaceous, and that this river could also be another transportation system for some of the diamonds discovered on Afri-Can's "Block J" marine concession area, thus enhancing the supply of diamonds brought northwards from the Orange River.

Overview of results of operations for the nine-month period ended May 31, 2004

During the period, the Corporation invested $565,760 in exploration development planning (Block J); care and maintenance expenses; and acquisition costs. The Corporation incurred an operating loss of $797,382 ($0.01 per share), versus $718,437 ($0.01 per share) for the same period last year.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE NINE-MONTH PERIOD

During the period, management increased its activities within the financial and brokerage community primarily in order to secure sufficient financing required to: continue ongoing exploration programmes; complete potential acquisitions; fund general administrative expenses and increase our market visibility.

The Corporation's operating loss increased by $78,945 (or 10.9%), general and administrative expenses decreased by $35,647 (or 5.5%) and other costs increased by $114,592 (or 151.5%).

General and administrative expenses

General and administrative expenses decreased by $35,647 (or 5.5%) over the same period last year. Savings in professional fees and in information to shareholders were sufficient to offset increases in the other accounts.

The savings would have been greater if not for the fact that by December 2003, the Corporation had incurred approximately $40,000 in public relations expenses directly related to an unsuccessful private placement.

Other

With regards to other non-general and administrative-related accounts, the foreign exchange account and the write-off of mining properties account, when combined, represent the major portion of other expenses.

The Corporation's foreign exchange losses result from the fact that some monetary assets and liabilities of the Corporation are denominated in South African rand. These assets and liabilities are translated into Canadian dollars at the exchange rate in effect on the date of the transaction, and then re-evaluated at the end of each period to take into consideration the fluctuation of the rand. This creates from time to time a foreign exchange accounting loss that is not the result of a cash disbursement.

$61,674 of the foreign exchange loss ($84,653 for the same period last year) is the result of a fiscal 2002 corporate decision to withhold payment of a 3 million rand charge by a contractor until certain quality control issues are resolved by independent arbitration. As a result, and until this issue is resolved, the Corporation's current liabilities include a 3 million rand account payable. As of now, the resulting foreign exchange accounting loss has not resulted in any cash disbursement.

The remaining $70,617 of the foreign exchange loss represents cash loss incurred by the Corporation during the normal course of operations.

The $58,451 in miscellaneous expenses in the write-off of mining properties account are costs associated with acquisition projects that were not completed.

Stock Options

On September 1, 2002, Afri-Can adopted the standards of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Following the new standards, Afri-Can has adopted the fair value-based method to record stock option costs at the time of their issuance using the Black-Scholes model (please refer to note 2 h of the accompanying financial statements for details).

The impact of the adoption of the fair value-based method on the consolidated financial statements for the fiscal period resulted in an increase of $4,333 in professional fees, an increase of $4,952 in the project management and consulting fees in the consolidated statements of deferred expenses, and an increase of $9,285 in the share capital account of the Corporation.

GENERAL GUIDELINE - AFRI-CAN'S DEFERRED EXPENSES

Afri-Can's goal is to discover and develop marine diamond deposits while striving to attain one of the lowest exploration costs in the industry when measured on the basis of cost-per-carat of inferred resource discovered.

The successful execution of a marine diamond exploration programme requires considerable time and capital investment. As a result, marine diamond exploration costs can be considered high compared to on-shore alluvial projects, however, in full-scale production, economies of scale result in marine and land-based mining costs being similar.

To indicate an order of magnitude of the costs involved, the average industry investment required to discover, identify, and delineate one carat of inferred diamond resource is approximately $11.55, per carat, with the lowest cost estimated at approximately $7 per carat, and the highest cost in the industry at approximately $21 per carat.

Since Afri-Can controls large and geologically diverse concession holdings, not all of the Corporation's concessions can be developed at the same time. However, based on industry experience and given the nature of its concessions, it can be estimated that Afri-Can could be required to invest approximately $11.5 million per million carats of inferred resources delineated.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES FOR THE NINE-MONTH PERIOD

The Corporation's deferred exploration and development investments of $652,900 ($1,002,751 last year) during the period must be viewed in light of its overall stated goal. These investments include the design costs of the next sampling programme and of a new "standard airlift compatible sampler head" currently under development by the Corporation. Combined, all these expenditures are further advancing the development of Afri-Can's concessions and this within the general cost structure of the industry.

Exploration expenses

Exploration expenses, which represent Afri-Can's direct exploration, planning and maintenance investments, are sub-divided into five management accounts: project management and consulting fees, geological exploration fees, travel, mining property expenses, and administrative costs.

Afri-Can's exploration expenses for the period total $652,900 versus $1,002,751 for the same period last year, representing a decrease of $349,851 (35%) as the Corporation did not undertake any major sampling programmes during the period. While $440,556 of the total exploration

expenses represents the cost to Afri-Can to maintain its concessions in Namibia, $95,715 of the $212,344 increase in Administrative costs are legal costs pertaining to the 3 million rand arbitration claim.

CONSOLIDATED BALANCE SHEETS

Working capital

As of May 31, 2004, the Corporation had $15,853 in its treasury and a working capital deficit of $1,014,226 compared to $56,679 in its treasury and a working capital deficit of $814,328 as of August 31, 2003.

Current liabilities total $1,124,370 and include the following: $634,632 ($572,958 as of August 31, 2003) representing the previously-mentioned 3 million rand account payable equivalent; $242,488 ($298,118 as of August 31, 2003) in general accounts payable; $197,250 ($53,400 as of August 31, 2003) in accrued expenses and $50,000 notes payable ($50,000 as of August 31, 2003).

As no new financings were completed during the third quarter, the Corporation's working capital position is expected to weaken, and this until new financing is secured.

The Corporation is actively seeking to secure sufficient funding in order to initiate its pre-feasibility sampling programme and management is cautiously optimistic that the required funding will be secured in the near future.

Capitalized expenses

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method.

As a matter of policy, Afri-Can reviews the carrying value of its mining properties and deferred exploration and development expenses during the fourth quarter of each fiscal year.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Mining properties

This management account represents the Corporation's total cash investment ($6,850,512 at the end of third quarter of fiscal 2004; $6,937,652 at the end of fiscal 2003;) made in order to acquire its portfolio of marine concessions in Namibia.

Exploration and development programmes

This management account represents the Corporation's total cash investment ($6,973,091 at the end of the third quarter of fiscal 2004; $6,320,191 at the end of fiscal 2003) made to increase the Corporation's understanding of the geology of its marine concessions in Namibia.

Due to Directors

During the period, the due to Directors increased by $297,275 ($537,188 end of third quarter of fiscal 2004 versus $ 239,913 at the end of fiscal 2003).

Capital position

Afri-Can's common share position increased during the period by 3,466,250 shares in September 2003 as part of the completion of the financing started in August 2003, and by 1,000,000 shares in January 2004 as per the completion of a $200,000 financing made by management.

As of May 31, 2004, Afri-Can had 77,715,975 shares issued and outstanding (valued at $29,483,637), 3,850,000 warrants (4,407,291 as of August 31, 2003) and 2,315,000 options (3,765,000 as of August 31, 2003) outstanding, for a fully diluted share position of 83,880,975.

Commitments

As per the terms of the ORMME agreement, Afri-Can is committed to invest no less than 5% of its exploration expenditures towards employment and training programmes. To date, the Corporation has met this commitment through the employment and training of Namibians.

Risk factors

All of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programmes, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing costs, the rough diamond prices, as well as the competitive nature of the industry.

The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for marine exploration programmes and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on acceptable terms. The Corporation intends to finance these activities either through existing financial resources or through additional equity or quasi-equity financing. However, there can be no assurance that the Corporation will be able to raise such additional equity.

(s) Bernard J. Tourillon

Bernard J. Tourillon, MBA
Executive Vice-President and CFO
Montreal, July 15, 2004

AFRI-CAN MARINE MINERALS CORPORATION
Unaudited Consolidated Financial Statements

For the third quarter ended May 31, 2004

Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Balance Sheet

	As at May 31, 2004	As at Aug. 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 15,853	$ 56,679
Accounts receivable	80,269	85,740
Prepaid expenses	14,022	17,729
	110,144	160,148
Fixed assets (note 3)	31,103	33,977
Mining properties (note 4)	6,850,512	6,937,652
Deferred exploration and development expenses (note 5)	6,973,091	6,320,191
	$ 13,964,850	$ 13,451,968
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,074,370	$ 924,476
Notes payable (note 6)	50,000	50,000
	1,124,370	974,476
Due to directors (note 7)	537,188	239,913
Shareholders' equity:		
Share capital (note 8)	29,483,637	28,620,542
Contributed surplus (note 8)	124,545	124,545
Deficit	(17,304,890)	(16,507,508)
	12,303,292	12,237,579
Basis of presentation (note 1)		
Commitments (note 13)		
Contingency (note 14)		
	$ 13,964,850	$ 13,451,968

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Marcel Drapeau Director

(s) Bernard J. Tourillon Director

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Deferred Expenses

	Quarter Ending May 31		Nine-Month Ending May 31	
	2004	**2003**	**2004**	**2003**
Exploration expenses:				
Project management and consulting fees	$ 98,759	$ 104,517	$ 288,794	$ 330,867
Geological exploration fees	-	-	-	476,517
Traveling	20,125	14,378	73,687	61,420
Administrative	87,562	20,432	212,344	55,872
Mining properties expenses (note 4)	26,025	26,025	78,075	78,075
Increase in deferred expenses	232,471	165,352	652,900	1,002,751
Balance, beginning of period	6,740,620	5,980,436	6,320,191	5,143,037
Balance, end of period	$ 6,973,091	$ 6,145,788	$ 6,973,091	$ 6,145,788

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Operations and Deficit

	Quarter Ending May 31		Nine-Month Ending May 31	
	2004	**2003**	**2004**	**2003**
General and administrative expenses:				
Travelling	$ 18,228	$ 26,543	$ 80,736	$ 62,858
Professional fees	49,395	61,506	148,428	190,038
Salaries and fringe benefits	17,473	25,004	70,871	74,843
Office	34,709	33,418	104,888	91,534
Information to shareholders and registration fees	8,658	35,828	59,458	109,501
Public relations	27,566	27,024	125,188	95,449
Interest and bank charges	3,986	3,529	12,729	12,077
Depreciation of fixed assets	1,623	2,171	4,869	6,514
	161,638	215,023	607,167	642,814
Others:				
Write-off of mining properties	58,451	1	58,451	1
Foreign exchange loss	66,535	(37,923)	132,291	82,481
Interest income	(151)	(315)	(527)	(5,215)
Miscellaneous	(24,000)	-	-	(1,644)
	100,835	(38,237)	190,215	75,623
Net loss	262,473	176,786	797,382	718,437
Deficit, beginning of period	17,042,417	16,157,483	16,507,508	15,615,832
Deficit, end of period	$ 17,304,890	$ 16,334,269	$ 17,304,890	$ 16,334,269
Net loss per share	$ (0.001)	$ (0.002)	$ (0.011)	$ (0.010)
Net loss per share diluted	$ (0.001)	$ (0.001)	$ (0.010)	$ (0.009)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Cash Flows

	Quarter Ending May 31		Nine-Month Ending May 31	
	2004	**2003**	**2004**	**2003**
Cash flows from operating activities:				
Net loss	$ (262,473)	$ (176,786)	$ (797,382)	$ (718,437)
Adjustments to:				
Depreciation of fixed assets	1,623	2,171	4,869	6,514
Compensation stock option plan	-	3,340	-	3,340
Write-off of mining properties	58,451	1	58,451	1
Unrealized exchange loss	34,305	(24,994)	61,674	84,653
	(168,094)	(196,268)	(672,388)	(623,929)
Changes in non-cash working capital:				
Accounts receivable	20,942	41,664	5,471	37,319
Prepaid expenses	23,174	4,641	3,707	30,742
Accounts payable and accrued liabilities	32,951	(73,516)	208,247	24,650
	77,067	(27,211)	271,425	92,711
	(91,027)	(223,479)	(454,963)	(531,218)
Cash flows from financing activities:				
Increase (decrease) in due to directors	152,480	29,998	188,160	59,149
Promissory notes	-	(250,900)	-	-
Share capital issuance	-	546,788	853,810	546,788
	152,480	325,886	1,041,970	605,937
Cash flows from investing activities:				
Decrease (increase) of short-term investments	48,562	-	-	46,859
Acquisition of fixed assets	-	-	(1,995)	(1,254)
Acquisition of mining properties	(8,428)	(37,500)	(49,386)	(157,075)
Deferred exploration and development expenses	(116,711)	(59,408)	(576,452)	(728,721)
	(76,577)	(96,908)	(627,833)	(840,191)
Net decrease in cash and cash equivalents	(15,124)	5,499	(40,826)	(765,472)
Cash and cash equivalents, beginning of period	30,977	9,896	56,679	780,867
Cash and cash equivalents, end of period	$ 15,853	$ 15,395	$ 15,853	$ 15,395

See accompanying notes to unaudited consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION
Notes to Consolidated Financial Statements

For the third quarter ending May 31, 2004

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

1. **Basis of presentation:**

The Corporation holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. **Significant accounting policies:**

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

(d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the declining balance method and following annual rates:

Asset	Rate
Furniture and office equipment	20%
Computer equipment	30%

2. Significant accounting policies (continued):

(e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent actual or future values.

(f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains or losses are included in earnings.

(g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

(h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 8.

2. Significant accounting policies (continued):

(h) Stock-based compensation plan (continued):

In November 2001, the Accounting Standards Board of Canadian Institute of Chartered Accountants ("CICA") issued new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments), which are effective for fiscal years beginning on or after January 1, 2002. This section defines recognition, measurement and disclosure standards for stock-based compensation to consultants and employees. Under these new standards, all stock-based payments made to employees and to consultants must be systematically accounted for in the company's financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of accounting for their stock-based employee compensation plans. The cost is recognized as an increase to the compensation expense, deferred expenses, or professional fees and to share capital. Any consideration paid by designated persons on exercise of these stock options was credited to share capital.

As encouraged in the new section, the Corporation has chosen to adopt the fair value-based method to record all stock options awarded to employees and consultants subsequent to September 1, 2002. For the options granted before September 1, 2002, no compensation expenses were recognized when stock options were granted.

(i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, the recoverability of mining properties and deferred exploration and development expenses, the valuation of environmental liabilities and disclosure of the contingent liability. Actual results could differ from those estimates.

3. Fixed assets:

			May 31, 2004
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 52,069	$ 34,731	$ 17,338
Computer equipment	55,944	42,179	13,765
	$ 108,013	$ 76,910	$ 31,103

3. Fixed assets (continued):

			August 31, 2003
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 50,074	$ 32,960	$ 17,114
Computer equipment	55,944	39,081	16,863
	$ 106,018	$ 72,041	$ 33,977

4. Mining properties:

		Balance as at August 31, 2003	Addition (adjustments)	Write-off	Balance as at May 31, 2004
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ -	$ -	$ 5,235,181
Namibia - Block B- Quando (option)	(2)	163,245	-	-	163,245
Namibia - Block J Woduna (option)	(3)	896,206	-	-	896,206
Namibia - Block K Tsondab (option)		1,637	-	-	1,637
Namibia - Block M Kuvelai (option)	(4)	20,044	-	-	20,044
Namibia - Block N Karas (option)	(5)	57,080	-	-	57,080
Canada - East Leitch		1	-	-	1
Namibia - Other	(6)	43,358	49,386	(58,451)	34,293
Mining properties expenses	(7)	520,900	(78,075)	-	442,825
		$ 6,937,652	$ (28,689)	$ (58,451)	$ 6,850,512

(1) As at May 31, 2004, the Corporation has an interest of 60% (60% in 2003) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% for a cash consideration of US$1,440,000.

4. Mining properties (continued):

(2) As at May 31, 2004, the Corporation has an interest of 30% (30% in 2003) in the diamond concession known as Quando (Block B). Under an option and joint venture agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$55,600) combined with the issuance of 200,000 shares to Together Quando. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$35,000) combined with the issuance of 100,000 shares to Together Quando.

(3) As at May 31, 2004, the Corporation has an interest of 70% (70% in 2003) in the diamond concession known as Woduna (Block J).

(4) As per an option and joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$51,500) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$164,600). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000 (CDN $128,600) to Kuvelai no later than one year following the approval of the agreement by the authorities.

(5) As at May 31, 2004, the Corporation has an interest of 30% (30% in 2003) in the diamond concession known as Karas (Block N). As per an option agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the right to acquire up to a 55% interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $123,500) to Karas no later than one year following the approval of the agreement by the authorities.

(6) On January 27, 2004, the Corporation agreed to acquire a 75% undivided interest in four exploration licenses (EPLs) situated north-east of Gibeon in South-Central Namibia from Deep South Mining (PTY) Ltd and South-End Mining Corporation (PTY) Ltd. In terms of the agreement, Afri-Can will acquire the interest in the EPLs for a total cash payment of NA$400,000 (CDN $82,300) combined with the issuance of 400,000 shares of Afri-Can. The agreement to purchase the EPLs is conditional upon approval by Canadian and Namibian regulatory authorities.

4. Mining properties (continued):

(7) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the ministry of Mines and Energy in Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

5. Deferred exploration and development expenses:

	Balance as at August 31, 2003	Addition	Balance as at May 31, 2004
Namibia - Namibian Gemstone	$ 2,734,593	$ 76,612	$ 2,811,205
Namibia - Block B Quando	507,175	11,873	519,048
Namibia - Block J Woduna	2,864,006	542,183	3,406,189
Namibia - Block K Tsondab (option)(1)	63,290	7,411	70,701
Namibia - Block M Kuvelai (option)	39,063	7,411	46,474
Namibia - Block N Karas (option)	112,064	7,410	119,474
	$ 6,320,191	$ 652,900	$ 6,973,091

(1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$205,800). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$205,800) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$102,900) for each 10% interest no later than 18 to 36 months following the approval of the agreement by the authorities.

6. Note payable:

The note payable bears no interest and has no terms of repayment.

7. Due to directors:

The due to directors bears no interest and has no term of repayment.

8. Share capital:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the years, the Corporation issued common shares as follows:

	May 31, 2004		August 31, 2003	
	Number	Amount	Number	Amount
Balance, beginning of year	73,249,725	$ 28,620,542	70,015,975	$ 27,869,272
Paid in cash	4,466,250	893,250	2,200,000	550,000
Share issuance expenses	-	(39,440)	-	(28,712)
Shares to be issued for cash	-	-	1,033,750	206,750
Common share purchase option	-	9,285	-	23,232
Balance, end of year	77,715,975	$ 29,483,637	73,249,725	$ 28,620,542

Common share purchase options:

The Corporation maintains stock option plans ("Plans") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The Plans provide that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the Plans shall be equal to 4,228,746 (2003 - 4,228,746) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to the share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

8. Share capital (continued):

Common share purchase options (continued):

During the period ended May 31, 2004, the Corporation granted 75,000 stock options to consultants. The fair value on the grant date of the options awarded in 2003 was estimated using the Black-Scholes model:

Rate of return of dividends	– %
Projected volatility	98 %
Risk-free interest rate	3.25 %
Predicted average duration of options	4.5 years
Average estimated fair value of each option	0.12 $

The impact of the adoption of the fair value-based method on the consolidated financial statements for the period ended May 31, 2004 was an increase of $9,285 in professional fees, exploration expenses and in the share capital.

A summary of changes in the Corporation's common share purchase options is presented below:

	May 31, 2004		August 31, 2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	3,765,000	$ 0.33	4,195,000	$ 0.36
Granted	225,000	0.16	145,000	0.25
Expired	(1,475,000)	0.33	(575,000)	0.56
Cancelled	(200,000)	0.36	-	-
	2,315,000	$ 0.19	3,765,000	$ 0.33

8. Share capital (continued):

Options exercisable as at May 31, 2004:

Number	Exercise price ($)	Expiry date (years)
500,000	0.25	0.6
780,000	0.36	0.8
120,000	0.25 to 0.35	1.9
20,000	0.25	2.1
545,000	0.35	2.8
350,000	0.15 to 0.25	3.9
2,315,000		

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	May 31, 2004		August 31, 2003	
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Balance, beginning of year	4,407,291	$ 0.38	10,121,686	$ 0.34
Issued	2,750,000	0.30	1,100,000	0.30
Expired	(3,307,291)	0.40	(6,814,395)	0.31
Balance, end of year	3,850,000	$ 0.30	4,407,291	$ 0.38

Warrants exercisable as at May 31, 2004:

Number	Exercise price	Expiry date
368,438	0.30	September 2005
500,000	0.30	January 2006
1,100,000	0.30	April 2006
1,881,562	0.30	September 2006
3,850,000		

9. Statement of cash flows:

	2004	2003
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 6,034	$ 5,676
Non-cash financing and investing activities:		
Deferred expenses financed through net increase of due to directors	109,115	121,961
Increase in deferred expenses through depreciation of mining properties	78,075	78,078
Deferred expenses financed through net increase in accounts payable	120,027	54,102
Deferred expenses financed through issuance of stock option to non-employees	4,952	19,892

10. Financial instruments:

(a) Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and note payable approximates their fair value because of the short-term maturity of those instruments. It is impossible to determine the fair value of the due to directors as it has no term of reimbursement.

(b) Currency risk:

The Corporation has accounts payable in foreign currencies. Based on the spot rate as at May 31, 2004, there was an unrecognized loss of $61,674 (2003 - $129,843) with respect to these accounts payable.

11. Environment:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. It is very difficult to identify the environmental consequences in terms of outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to operations.

12. Related party transactions:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2004	2003
Professional fees	$ 68,250	$ 69,685

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

13. Commitments:

Following the agreement with Ototinana Regional Marine Mineral Exploitation (Pty) Ltd. («ORMME»), the Corporation is committed to invest not less than 5% of its exploration expenditures toward empowerment and training programs in various sectors of the economy related to its mining ventures. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian Marine diamond EPLS.

14. Contingency:

A claim amounting to NA$1,200,750 (CDN$247,000) has been launched against the Corporation regarding a disagreement on an exploration work contract. In the opinion of management, this claim will not have a significant negative impact on the success or on the financial situation of the Corporation.